EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated September 29, 2015 (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of GrubHub Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the other.

PELHAM CAPITAL LTD

By:	/s/ Hamant Lad
Name:	Hamant Lad
Title:	Chief Operating Officer

/s/ Ross Turner
ROSS TURNER